UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

January 19, 2018

Date of Report (Date of earliest event reported)

LENNAR CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-11749	95-4337490
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

700 Northwest 107th Avenue, Miami, Florida 33172

(Address of principal executive offices) (Zip Code)

(305) 559-4000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

On October 29, 2017, Lennar Corporation, a Delaware corporation ( the “Company”), entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with CalAtlantic Group, Inc., a Delaware corporation (“CalAtlantic”). Subject to the terms and conditions of the Merger Agreement, CalAtlantic will be merged with and into a wholly-owned subsidiary of the Company (“Merger Sub”), with Merger Sub continuing as the surviving corporation and a subsidiary of the Company (the “Merger”).

On January 19, 2018, the Company issued a press release announcing that, in connection with the previously announced Merger, it had commenced offers to exchange (each an “Exchange Offer” and collectively, the “Exchange Offers”) any and all of the outstanding (i) $575.0 million aggregate principal amount of CalAtlantic’s 8.375% Senior Notes due 2018, (ii) $300.0 million aggregate principal amount of CalAtlantic’s 6.625% Senior Notes due 2020, (iii) $400.0 million aggregate principal amount of CalAtlantic’s 8.375% Senior Notes due 2021, (iv) $300.0 million aggregate principal amount of CalAtlantic’s 6.25% Senior Notes due 2021, (v) $250.0 million aggregate principal amount of CalAtlantic’s 5.375% Senior Notes due 2022, (vi) $425.0 million aggregate principal amount of CalAtlantic’s 5.875% Senior Notes due 2024, (vii) $400.0 million aggregate principal amount of CalAtlantic’s 5.25% Senior Notes due 2026 and (viii) $350.0 million aggregate principal amount of CalAtlantic’s 5.00% Senior Notes due 2027 (the senior notes referred to in clauses (i) through (viii), collectively, the “CalAtlantic Notes”) for up to $3.0 billion aggregate principal amount of new notes issued by the Company (collectively, the “Lennar Notes”) and cash. In conjunction with the Exchange Offers, the Company, on behalf of CalAtlantic, is concurrently soliciting consents (each, a “Consent Solicitation” and, collectively, the “Consent Solitications”), to adopt certain proposed amendments to each of the indentures governing the CalAtlantic Notes to eliminate certain covenants, restrictive provisions and events of default from such indentures.

The Exchange Offers and Consent Solicitations are being made pursuant to the terms and subject to the conditions set forth in the offering memorandum and consent solicitation statement dated January 19, 2018 (the “Offering Memorandum”) in a private offering exempt from, or not subject to, registration under the Securities Act of 1933, as amended (the “Securities Act”), and are conditioned, among other things, upon the closing of the Merger and pursuant to the overall plan of reorganization of CalAtlantic. The closing of the Merger is expected to occur on February 12, 2018.

The press release referenced in this Item 8.01 is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference as if set forth in full.

Neither the press release filed herewith nor this Current Report on Form 8-K constitutes an offer to sell or purchase, or a solicitation of an offer to sell or purchase, or the solicitation of tenders or consents with respect to, any security. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation or sale would be unlawful.

The Lennar Notes have not been registered with the Securities and Exchange Commission (the “SEC”) under the Securities Act or any state or foreign securities laws. The Lennar Notes may not be offered or sold in the United States or to any U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act (see “Eligibility and Transfer Restrictions” in the Offering Memorandum). Only persons who certify that they are (i) “qualified institutional buyers” (“QIBs”) within the meaning of Rule 144A under the Securities Act or (ii) not “U.S. persons” and are outside of the United States within the meaning of Regulation S under the Securities Act and who are “non-U.S. qualified offerees” (as defined under “Eligibility and Transfer Restrictions” in the Offering Memorandum) are authorized to receive and review the Offering Memorandum (such persons, “Eligible Holders”). The ability of an Eligible Holder to participate in the Exchange Offers and Consent Solicitations also may be further limited, as set forth under “Eligibility and Transfer Restrictions” in the Offering Memorandum with respect to Eligible Holders outside the United States and as set forth under “Certain ERISA Considerations” in the Offering Memorandum with respect to Eligible Holders that constitute employee benefit plans.

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed Merger, the Company filed with the SEC a registration statement on Form S-4, File No. 333-221738, that includes a joint proxy statement of the Company and CalAtlantic that also constitutes a prospectus of the Company, which registration statement was declared effective by the SEC on January 4, 2018. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by the Company and CalAtlantic with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the Company with the SEC will be available free of charge on the Company’s website at www.lennar.com or by contacting Allison Bober, Investor Relations, at 305-485-2038. Copies of the documents filed by CalAtlantic with the SEC will be available free of charge on CalAtlantic’s website at www.calatlantichomes.com or by contacting Michelle Varela, Investor Relations, at 949-789-1651.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Document

99.1	Press Release, dated January 19, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 19, 2018	Lennar Corporation

	By:	/s/ Bruce Gross
	Name:	Bruce Gross
	Title:	Vice President and Chief Financial Officer